Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that on March 14, 2024, Conditional Awards ('Awards') over Ordinary Shares of $0.50 each ('Shares') were granted to the Executive Directors set out below under the Indivior Deferred Bonus Plan 2018 (the 'DBP').

Awards granted under the DBP represent the deferral of 25% of the gross bonus earned under the Indivior 2023 Annual Incentive Plan.  The Awards will normally vest on the second anniversary of the Award date and are subject to continued employment. No consideration is payable either on the grant or vesting of the Awards.

Name	Number of Shares under Award
Executive Directors
Mark Crossley	16,959
Ryan Preblick	6,302

This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Crossley
2	Reason for the notification
a)	Position/status	Director / PDMR - Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Grant of a conditional Award over Ordinary Shares under the Indivior Deferred Bonus Plan 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	16,959
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 14, 2024
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ryan Preblick
2	Reason for the notification
a)	Position/status	Director / PDMR - Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Grant of a conditional Award over Ordinary Shares under the Indivior Deferred Bonus Plan 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	6,302
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 14, 2024
f)	Place of the transaction	N/A

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.